HUSCHBLACKWELL

Steven F. Carman
Partner

4801 Main Street, Suite 1000
Kansas City, MO 64112
Direct: 816.983.8153
Fax: 816.983.8080
steve.carman@huschblackwell.com

April 17, 2012

Ms. Cicely LaMothe
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Tortoise Capital Resources Corporation
        File No.: 001-33292
        CIK No.: 0001347652

Dear Ms. LaMothe:

Thank you for taking the time to speak to me today about Tortoise Capital Resources Corporation (the "Company"). As discussed, the Company sought, and was denied, a waiver from the requirement under Rule 3-09 that its recent Annual Report on Form 10-K provide separate audited financial statements for High Sierra Energy, LP ("High Sierra"). This letter reviews information provided as a part of that request and provides additional information we discussed in our telephone conversation about the significant efforts undertaken by the Company to comply with the foregoing requirement. This letter requests confirmation that the Company's pending Registration Statement on Form S-3 could, by virtue of a hardship exemption, be declared effective by the Staff in spite of the status of its Form 10-K.

I.   Background

A. Basic Company Information. The Company has until recently been an externally managed, non-diversified closed-end management investment company that elected to be regulated as a business development company ("BDC") under the Investment Company Act of 1940 (the "1940 Act"). The election to be a BDC was made in conjunction with the Company's initial public offering of its common stock in February 2007. Since that offering, the Company has filed periodic reports with the SEC on Forms 10-K, 10-Q, and 8-K, and the Company's shares of common stock have been traded on the New York Stock Exchange. The financial statements of the Company included in its registration statement on Form N-2 at the time of the initial public offering, and all financial statements filed prior to September 2011, were prepared in conformity with GAAP under the provisions of the Investment Company Audit Guide (the "Guide").

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Commencing in the Fall of 2008, the broad economic recession and resulting credit crisis created significant challenges to the efforts by the Company to succeed in implementing its business strategy. For numerous business reasons, in late 2010, the Company began to explore the more robust investment options that would be available to it if it were to invest in real estate assets (as opposed to securities) and later elect to become a real estate investment trust ("REIT"). The Company then sought and obtained approval from its stockholders to authorize its Board to withdraw its election to be regulated as a BDC, with the understanding that upon such withdrawal the Company would cease to be an investment company under the 1940 Act.

B. Prior Division of Corporation Finance Input. Starting in June 2011, the Company then sought confirmation from the Division of Corporation Finance that: (i) when the Company filed a registration statement to raise capital to pursue its new business plan, it should file on Form S-3 (as opposed to Form N-2), and (ii) the Company should no longer prepare its financial statements under provisions of the Guide. Our initial conversations on the first topic were with Mr. Craig Olinger, and we then talked at length with Mr. Michael McTiernan. Ultimately the Company received confirmation from Mr. McTiernan that it should file on Form S-3. The Company then filed a formal withdrawal of its election to be regulated as a BDC on September 21, 2011 (the election was withdrawn on that date because Mr. McTiernan advised the Company that the EDGAR system would not accept the filing of the Company's registration statement on Form S-3 until the BDC election was withdrawn). As to the second issue noted above, we have had numerous conversations with Mr. McTiernan, yourself, and Ms. Jessica Barberich at the Division of Corporation Finance. Ultimately, we received definitive confirmation from Ms. Barberich in January 2012 that the Staff did not object to the view of the Company that reporting under provisions of the Guide was no longer necessary.

II. Current Status and Issue

A. Significance. Upon withdrawal of its election to be regulated as a BDC in September 2011, the Company ceased reporting under the Guide and elected to account for certain legacy private securities investments at fair value, in reliance on the fair value option under ASC 825-10-25-4. This reporting method is reflected in the Company's Annual Report on Form 10-K, filed February 13, 2012 for the fiscal year ending November 30, 2011. In determining fair value, the Company receives the benefit of a "positive assurance" valuation by Lincoln Financial Advisors, an independent valuation firm. Although these private securities investments are accounted for at fair value, the Company now recognizes that: (i) Rules 3-09 and 4-08(g) of Regulation S-X apply to investments accounted for under the equity method accounting had the fair value option not been elected, and (ii) compliance with those rules requires the Company to complete a "significance" analysis for its portfolio of private securities investments. The Company's analysis, as of the end of its most recently completed fiscal year, indicates that High Sierra failed the asset and income tests because it accounted for approximately 26% of the Company's total assets and approximately 31% of the Company's average pre-tax income for the last five fiscal years. This is true even though the Company holds less than a ten percent interest in, has no representative on the Board of Directors of, and (as the events of the last month have

HUSCHBLACKWELL

made painfully clear) has no control over High Sierra. The Company included aggregate financial information for its private securities investments (other than Mowood, which is consolidated) in its recently filed Form 10-K as required by Rule 4-08(g) of Regulation S-X.

B. Supporting Information. The Company directs the attention of the Staff to the following unique circumstances:

o The Company has held the High Sierra investment since 2006, and in accordance with the Guide, has always reported the investment at fair value and never provided any additional financial information regarding High Sierra in its periodic reports. In recently electing the fair value option, the Company continues to account for and report this investment consistent with what stockholders have seen in the past. To provide High Sierra's full audited financial statements now, after not disclosing such information to stockholders in the previous five years, does not seem to provide a benefit and may in fact confuse the reader. The Company understands that FASB retained the related disclosure requirement when it considered permitting the fair value option. There is no clear indication, however, that it further considered what value, if any, the disclosure may have for investors.

o The Company's stockholders understand that the Company intends to liquidate its private securities investments in a timely manner as prudent liquidity opportunities are identified. The Board of Directors of High Sierra believes that public disclosure of High Sierra's financial statements may hinder its ability to liquidate this investment, which could have the effect of undermining its value.

o It is <u>extremely</u> unlikely that the High Sierra investment will be held by the Company on November 30, 2012, or if it is still held, that it will be significant to the Company. For the information of the Staff: 1) High Sierra was approached recently by a public company that proposed an acquisition of High Sierra; 2) High Sierra hired a financial advisor to evaluate and negotiate that proposal; 3) the valuation work of the financial advisor has been reviewed by the High Sierra board; and 4) a timeline suggests the transaction could be closed in the first half of this year, although no formal agreement has been signed. Of course, standard contingencies for diligence and documentation make timing and completion uncertain. If this event does not occur, the Company is committed to solicit buyers for its position (a process the Company started, but stopped pending the news of a proposed acquisition of all of High Sierra). Although the Company is committed to sell its High Sierra position, it is important to note that the Company has a robust pipeline of prospective real asset investments. With access to capital, the Company is optimistic that it will be able to make sufficient investments to cause High Sierra to no longer meet the significance test by November 30, 2012. Therefore, the Company does not believe the benefits of providing High Sierra's full audited financial statements on a one-time basis outweigh the costs (tangible and intangible) and relevance in the context of the Company's current business strategy. If the Company still owns its High Sierra position in early November, 2012, and if the High Sierra position meets a significance test, the Company commits that it will either: 1) induce High Sierra to timely provide the information required by Rule 3-09 for the Company's November 30, 2012 Form 10-K; or 2) sell its interest in High Sierra.

C. Access to information from High Sierra. The Company made a formal request of High Sierra for the audited financial statements necessary to permit the Company to comply with Rule 3-09. High Sierra has provided to the Company its December 31, 2011 audited financial statements. However, the Board of High Sierra has reiterated its view that public disclosure of its financial statements would be detrimental to its efforts to sell that company. For that reason, High Sierra has ultimately prohibited the Company from disclosing its audited financial statements, has refused to provide the report of its auditor, and has refused to request that its auditor consent to inclusion of their report in a filing by the Company. The sequence of interaction with High Sierra on this issue, which has been very frustrating to the Company, is attached as Annex A.

III.   Request for Hardship Exemption

The Company requests the Staff provide to the Company a hardship exemption so that the aforementioned Form 10-K non-compliance, on a single issue, will not prevent the Company's Registration Statement on Form S-3 from being declared.

There is a relevant precedent for this request by the Company. Getty Realty Corp. ("Getty"), a REIT, noted in PART I, Item 1B of its Form 10-K for the year ending December 31, 2009, that the Staff "indicated that, unless we filed Marketing's financial statements and summarized financial data with our periodic reports: (i) it would not consider our Annual Reports on Forms 10-K for the years beginning with fiscal 2000 to be compliant; (ii) it would not consider us to be current in our reporting requirements; (iii) it would not be in a position to declare effective any registration statements we may file for public offerings of our securities; and (iv) we should consider how the SEC's conclusion impacts our ability to make offers and sales of our securities under existing registration statements and whether we would have a liability for such offers and sales made pursuant to registration statements that did not contain the financial statements of Marketing." Please note that the deficient disclosure had continued for nine years and related to a major tenant ("Marketing") for 78% of Getty's properties. You have noted that Getty did not involve Rule 3-09, but instead involved a Staff practice that mandated disclosure concerning significant tenants. The substance of the disclosure requested, however, is very similar. In that situation, Getty was permitted to provide selected financial disclosure about "Marketing," and its registration statement on Form S-3 was declared effective on April 30, 2010 without curing the identified non-compliance for any of nine preceding Form 10-K's.

HUSCHBLACKWELL

For your reference, the Company has previously included supplemental financial information for all of its private investments, including High Sierra, in a footnote to its recent Form 10-K pursuant to Rule 4-08(g).

If you have any questions or comments regarding the information in this letter, kindly contact me. The existing stockholders of the Company are eager to see the Company pursue its articulated strategy. The inability to get the pending S-3 Registration Statement declared effective is an impediment to pursuit of that strategy.

Sincerely,



Steven F. Carman

Timeline of High Sierra Interaction

2/24	After receiving a February 23 oral response from the SEC Staff (Ms. Dorsey) to the Company's written request for a waiver to 3-09 compliance, the Company formally requests audited financial statements from High Sierra.
2/29	Initial response from High Sierra is that the audited financial statements are not scheduled to be completed until the end of April (High Sierra is a private company with a 12/31 year-end) and may not be done in a manner that is "SEC compliant."
3/12	After numerous telephone conferences with High Sierra's most senior officers, the Company submits a follow-up written request to the SEC Staff proposing extensive alternative disclosures.
3/15	The Company receives a written response from the SEC Staff (Ms. Dorsey) denying the written request for a waiver to 3-09 compliance.
3/15	The Company formally demands that High Sierra provide audited financial statements, auditor's report, and auditor's consent for filing prior to March 31.
3/16	High Sierra requests the opportunity to talk directly to the SEC Staff, which request is arranged by the Company. The SEC Staff (Ms. Dorsey) unequivocally asserts its position to High Sierra.
3/24	High Sierra forwards to the Company a draft agreement committing to provide financials by a date certain, which agreement is signed by both parties on March 25. High Sierra also shares with the company its 2011 audited financial statements.
3/26	Officers of and counsel to the Company are asked by High Sierra to: (i) outline in writing for the High Sierra Board the reasons for the Company's demand, and (ii) participate in the High Sierra Board meeting to explain the Company's position.
3/29	The Company receives notice that the High Sierra Board has rejected the signed agreement and proposed an alternative arrangement.
4/3	After accepting the alternative arrangement proposed by the High Sierra Board, the Company prepares and forwards a revised agreement consistent with the arrangement proposed by the High Sierra Board.
4/8	The High Sierra Board refuses to sign the draft agreement (even though High Sierra's senior officers acknowledge that it is consistent with the High Sierra Board proposal) and High Sierra unilaterally terminates all discussions.